UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2025
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release
March 7, 2025
METHANEX RELEASES 2024 SUSTAINABILITY REPORT
VANCOUVER, BRITISH COLUMBIA (March 7, 2025) — Methanex Corporation (TSX:MX) (NASDAQ:MEOH) released its 2024 Sustainability Report today to share its progress on the sustainability topics that are most material to the company and its stakeholders.
“I am proud of our global team’s commitment to safety and Responsible Care® and our best-ever safety performance achievement in 2024. Our safety performance puts us in the top ten per cent for safety performance among the American Chemistry Council’s Responsible Care members.1 The Sustainability Report outlines Methanex’s 2024 activities, including how we protect and develop our people, minimize our impact on the environment and contribute to our communities.” said Rich Sumner, President and CEO of Methanex. “I am pleased to report on our progress towards fulfilling our sustainability commitments and outline the strategies we are implementing to achieve our sustainability objectives across the organization.”
Methanex is the world’s largest producer and supplier of methanol. We make an essential product that improves everyday life and provides solutions for a sustainable future. To read Methanex’s full 2024 Sustainability Report please visit https://www.methanex.com/sustainability/reports/.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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For further information, contact:
Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851
Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

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1 We compare ourselves against companies with more than 100 employees.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 7, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary